Garrett Motion Inc.

La Pièce 16

Rolle Switzerland 1180

September 5, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Julie Griffith and J. Nolan McWilliams

Garrett Motion Inc.

Form 10

File No. 001-38636

Dear Ms. Griffith and Mr. McWilliams:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Garrett Motion Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-38636) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., New York City time, on September 7, 2018, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John C. Kennedy at (212) 373-3025 and with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

Garrett Motion Inc.

By:	/s/ Su Ping Lu
Name: Su Ping Lu
Title: President